SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 6)

                          Skyterra Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Voting Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83087K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                       2100 Third Avenue North, Suite 600
                            Birmingham, Alabama 35203
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     23,204,396

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     23,204,396

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,204,396

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     23,204,396

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     23,204,396

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,204,396

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     23,204,396

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     23,204,396

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,204,396

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     11,744,822

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     11,744,822

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,744,822

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.7%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     11,744,822

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     11,744,822

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,744,822

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     12,761,778

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     12,761,778

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,761,778

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     12,761,778

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     12,761,778

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,761,778

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     35,966,174

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     35,966,174

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,966,174

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.5%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     35,966,174

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     35,966,174

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,966,174

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.5%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     35,966,174

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     35,966,174

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,966,174

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.5%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JANUARY 7, 2008.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D/A is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the parent of HMCNY, Philip Falcone, a member of HMC Investors, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a member of HMC Investors and a shareholder of HMC, and Michael D. Luce, a member of HMC Investors and a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(d, e) NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JANUARY 7, 2008.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 23,204,396 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 23,204,396 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 23,204,396 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 11,744,822 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 11,744,822 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 12,761,778 Shares.

As of the date hereof HMC may be deemed to beneficially own 12,761,778 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 35,966,174 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 35,966,174 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 35,966,174 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON AUGUST 25, 2008 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

The Reporting Persons have entered into an agreement to acquire additional securities of the Issuer for investment. Other than as expressly set forth in
Item 4 and Item 6 herein, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

On September 12, 2008, Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund") and Harbinger Special Situations Fund, L.P. (the "Special Fund" and, together with the Master Fund, "Harbinger") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Motient Ventures Holdings Inc. ("Motient"), pursuant to which Harbinger agreed to purchase from Motient 23,376,074 shares (the "Initial Purchased Shares") of non-voting common stock, par value $0.01 per share of the Issuer (the "Non-Voting Common Stock"), for an aggregate purchase price of $97,010,707 (the "Purchase Price"). The Purchase Price paid by Harbinger for the Initial Purchased Shares represents a price of $4.15 per Purchased Share. The transactions contemplated by the Stock Purchase Agreement closed on September 12, 2008 (the "Closing Date").

Additionally, pursuant to an option granted to Harbinger in the Stock Purchase Agreement to purchase from Motient additional shares of Non-Voting Common Stock on or before September 18, 2008, Harbinger purchased an additional 250,000 shares (the "Additional Shares", and together with the Initial Purchased Shares, the "Purchased Shares") of Non-Voting Common Stock on September 16, 2008, for an aggregate purchase price of $1,037,500, on the same terms and subject to the same conditions as the purchase of the Initial Purchased Shares pursuant to the Stock Purchase Agreement and the Pledge Agreement. The purchase price paid by Harbinger for the Additional Shares represents a price of $4.15 per Additional Share, and the closing of the purchase of the Additional Shares occurred on September 16, 2008.

In exchange for the aggregate purchase price paid by Harbinger for the Purchased Shares, Motient delivered or agreed to deliver (i) to Harbinger, all instruments reasonably necessary to indefeasibly transfer to Harbinger 15,719,337 of the Initial Purchased Shares and (ii) to Goldberg, Godles, Wiener & Wright, in its capacity as Collateral Agent (the "Collateral Agent") under the Pledge Agreement among Harbinger, Motient and the Collateral Agent and dated September 12, 2008 (the "Pledge Agreement"), certificates representing 7,656,737 of the Initial Purchased Shares and 250,000 of the Additional Shares (collectively, the "Remaining Shares"), together with signed stock powers and other instruments executed in blank to permit the Collateral Agent to effect the delivery and transfer of the Remaining Shares in accordance with the terms of the Stock Purchase Agreement and the Pledge Agreement. Of the 15,719,337 Initial Purchased Shares purchased by Harbinger, 7,302,696 were purchased by the Master Fund and 8,416,641 were purchased by the Special Fund.

In accordance with the terms of the Stock Purchase Agreement and the Pledge Agreement, the Remaining Shares, together with other securities or other property (other than ordinary cash dividends) delivered to the Collateral Agent as a result of any split, combination or reclassification of the Non-Voting Common Stock effected by the Issuer or any dividend declared by the Issuer (any such securities or other property, together with the Remaining Shares, the "Pledged Property"), will be held as pledged property by the Collateral Agent, for the benefit of Harbinger. The Collateral Agent shall transfer and deliver the Pledged Property to (i) Harbinger or its designee in the event Harbinger has obtained any necessary approvals from the Federal Communications Commission (the "FCC") with respect to Harbinger's pending application seeking authority to own up to 100% of the Common Stock of the Issuer (the "FCC Consent"), (ii) Harbinger or its designee in the event the Collateral Agent has determined that the FCC Consent is no longer required in order for such transfer and delivery to comply with the Communications Act of 1934, or (iii) a third party pursuant to a sale of the Pledged Property, with the proceeds of such sale to be remitted to Harbinger, in the event Harbinger is unable to obtain the FCC Consent, or has determined not to seek or abandoned efforts to seek the FCC Consent. The date upon which the Collateral Agent transfers and delivers the Pledged Property to Harbinger or a third party is referred to as the "Final Settlement Date".

Until the Final Settlement Date, (i) title to the Pledged Property will remain vested solely in Motient and the Pledged Property will remain registered on the books of the Issuer in the name of Motient or its respective nominees, (ii) Motient will have the right to vote the Remaining Shares and other voting securities included within the Pledged Property, and (iii) Motient will have the right to receive and retain any cash dividends declared or paid by the Issuer with respect to the Remaining Shares or other securities included within the Pledged Property. Motient has agreed to vote the Purchased Shares in favor of the proposed amendment to the Issuer's certificate of incorporation in order to increase the number of shares of Non-Voting Common Stock authorized for issuance from 100,000,000 to 125,000,000, as set forth in more detail in the Issuer's preliminary proxy statement filed with the Securities Exchange Commission on August 22, 2008.

Harbinger disclaims any and all beneficial ownership of the Pledged Property until such time as the Pledged Property is transferred and delivered to Harbinger or one of its affiliates in accordance with the terms of the Pledge Agreement and the Stock Purchase Agreement.

In connection with the Stock Purchase Agreement, Harbinger and the Issuer also entered into a letter agreement with respect to the Initial Purchased Shares on the Closing Date, and a letter agreement with respect to the Additional Shares on September 16, 2008 (collectively, the "Letter Agreements"), pursuant to which the Issuer (i) agreed to exchange 67,701 of the Initial Purchased Shares for shares of voting common stock, par value $0.01 per share of the Issuer (the "Voting Shares"), on a one-to-one basis as promptly as practicable after the Closing Date, (ii) agreed to exchange any or all of the remaining Purchased Shares for Voting Shares at any time or from time to time after the Closing Date upon the request of Harbinger (or, with respect to the Remaining Shares, upon the request of the third party purchaser of the Remaining Shares in the event Harbinger is unable to obtain the FCC Consent, or has determined not to seek or abandoned efforts to seek the FCC Consent, and the Remaining Shares are sold to a third party pursuant to the Pledge Agreement), and (iii) consented to the sale of the Purchased Shares by Motient to Harbinger. The Issuer also agreed to amend the Registration Rights Agreement between the Issuer, Mobile Satellite Ventures L.P., Mobile Satellite Ventures Subsidiary LLC, Harbinger, Harbinger Capital Partners Fund I, L.P., and Harbinger Co-Investment Fund, L.P., dated July 24, 2008 (the "Registration Rights Agreement") such that the definition of "Registrable Shares" therein includes the Purchased Shares. In the event Harbinger is unable to obtain the FCC Consent, or has determined not to seek or abandoned efforts to seek the FCC Consent, and some or all of the Remaining Shares are sold to a third party, the Issuer has agreed to enter into a registration rights agreement with such third party providing for a shelf resale registration statement with respect to such Remaining Shares.

In accordance with the Letter Agreements, in addition to the 67,701 Initial Purchased Shares to be exchanged for Voting Shares, Harbinger has elected as of the time of this filing to exchange an additional 6,286,214 of the Purchased Shares for Voting Shares.

A copy of the Stock Purchase Agreement is filed as Exhibit P hereto and is incorporated herein by reference. A copy of the Pledge Agreement is filed as Exhibit Q hereto and is incorporated herein by reference. A copy of the Letter Agreements are filed as Exhibits R and S hereto and are incorporated herein by reference. The descriptions set forth herein are qualified in their entirety by reference to the Stock Purchase Agreement, the Pledge Agreement and the Letter Agreements.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Board of Directors, other significant stockholders and others regarding alternatives that the Issuer could employ to increase stockholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of actions to the Issuer's management, the Board of Directors, the Issuer's stockholders and others.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 23,204,396 Shares, constituting 41.0% of the Shares of the Issuer, based upon 56,579,846* Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 23,204,396 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 23,204,396 Shares.

The Master Fund specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 23,204,396 Shares, constituting 41.0% of the Shares of the Issuer, based upon 56,579,846* Shares outstanding as of the date of this filing.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 23,204,396 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 23,204,396 Shares.

Harbinger Management specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 23,204,396 Shares, constituting 41.0% of the Shares of the Issuer, based upon 56,579,846* Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 23,204,396 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 23,204,396 Shares.

HCM Investors specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 11,744,822 Shares, constituting 22.7% of the Shares of the Issuer, based upon 51,847,004* Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,744,822 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,744,822 Shares.

The Special Fund specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 11,744,822 Shares, constituting 22.7% of the Shares of the Issuer, based upon 51,847,004* Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,744,822 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,744,822 Shares.

HCPSS specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 12,761,778 Shares, constituting 24.6% of the Shares of the Issuer, based upon 51,847,004* Shares outstanding as of the date of this filing.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,761,778 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,761,778 Shares.

HMCNY specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 12,761,778 Shares, constituting 24.6% of the Shares of the Issuer, based upon 51,847,004* Shares outstanding as of the date of this filing.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,761,778 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,761,778 Shares.

HMC specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 35,966,174 Shares, constituting 59.5% of the Shares of the Issuer, based upon 60,470,272* Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 35,966,174 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 35,966,174 Shares.

Mr. Falcone specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 35,966,174 Shares, constituting 59.5% of the Shares of the Issuer, based upon 60,470,272* Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 35,966,174 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 35,966,174 Shares.

Mr. Harbert specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 35,966,174 Shares, constituting 59.5% of the Shares of the Issuer, based upon 60,470,272* Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 35,966,174 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 35,966,174 Shares.

Mr. Luce specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.
------------------------------------------------------------------------- * The
number of outstanding shares is based on the 47,956,578 voting shares as reported by the Company as of the date of this filing, adjusted for warrants held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON AUGUST 25, 2008 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

     A description of the following document is set forth in response to Item 4 above:

(i) Stock Purchase Agreement, dated September 12, 2008, between Harbinger and Motient.

(ii) Pledge Agreement, dated September 12, 2008, between Harbinger, Motient and the Collateral Agent.

(iii) Letter Agreement, dated September 12, 2008, between Harbinger and the Issuer.

(iv) Letter Agreement, dated September 16, 2008, between Harbinger and the
Issuer.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit P: Stock Purchase Agreement, dated September 12, 2008, between Harbinger and Motient
Exhibit Q: Pledge Agreement, dated September 12, 2008, between Harbinger, Motient and the Collateral Agent
Exhibit R: Letter Agreement, dated September 12, 2008, between Harbinger and the Issuer
Exhibit S: Letter Agreement, dated September 16, 2008, between Harbinger and the Issuer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC - New York, Inc.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-----------------------------


/s/ Philip Falcone
------------------
Philip Falcone


/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert


/s/ Michael D. Luce
-------------------
Michael D. Luce

September 16, 2008

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 6, dated September 16, 2008 relating to the Voting Common Stock of Skyterra Communications, Inc. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC - New York, Inc.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-----------------------------


/s/ Philip Falcone
------------------
Philip Falcone


/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert


/s/ Michael D. Luce
-------------------
Michael D. Luce

September 16, 2008

                                                                       Exhibit B

                                    Exhibit B

                     Transactions in the Voting Common Stock
                     ---------------------------------------

        TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

         Date of              Number of Shares         Price per Share
       Transaction            Purchase/(Sold)

         9/12/08                 2,774,160                  4.15

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

         Date of              Number of Shares         Price per Share
       Transaction            Purchase/(Sold)

         9/12/08                 3,579,755                  4.15

                     Transactions in the Series 1-A Warrants
                     ---------------------------------------

        TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

         Date of              Number of Shares         Price per Share
       Transaction            Purchase/(Sold)

                                   None

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

         Date of              Number of Shares         Price per Share
       Transaction            Purchase/(Sold)

                                   None

                     Transactions in the Series 2-A Warrants
                     ---------------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

         Date of              Number of Shares         Price per Share
       Transaction            Purchase/(Sold)

                                   None

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

         Date of              Number of Shares         Price per Share
       Transaction            Purchase/(Sold)

                                   None

SK 03773 0003 917402